                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                   FORM 11-K


(Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998
                          -----------------

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934

For the transition period from _______________ to _____________

Commission file number 033-64499

          A. Full title of the plan and address of the plan, if different from that of the insurer named below:

             Crown Crafts, Inc. 401(k) Retirement Savings Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

             Crown Crafts, Inc.
             1600 RiverEdge Parkway
             Suite 200
             Atlanta, Georgia 30328

                          THE CROWN CRAFTS, INC. 401(k)

                             RETIREMENT SAVINGS PLAN

                      FINANCIAL STATEMENTS AND AUDIT REPORT

                                DECEMBER 31, 1998

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                                    CONTENTS

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS                                                                          1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  WITH FUND INFORMATION                                                                                  2/6

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
  FOR BENEFITS WITH FUND INFORMATION                                                                    7/10

NOTES TO FINANCIAL STATEMENTS                                                                          11/15


                                          SUPPLEMENTAL SCHEDULES

Schedule of Assets Held for Investment Purposes                                                           17

Schedule of Reportable Transactions                                                                    18/20

                       A GEORGIA LIMITED LIABILITY COMPANY

PRIVATE COMPANIES PRACTICE SECTION      MEMBER AICPA DIVISION FOR CPA FIRMS      SEC PRACTICE SECTION

                        REPORT OF INDEPENDENT ACCOUNTANTS


The Administrative Committee
The Crown Crafts, Inc. 401(k) Retirement Savings Plan
Atlanta, Georgia

We have audited the statements of net assets available for benefits with fund information of The Crown Crafts, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                     JOSEPH DECOSIMO AND COMPANY, LLP
                                     A GEORGIA LIMITED LIABILITY COMPANY

Atlanta, Georgia
July 9, 1999

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                              WITH FUND INFORMATION

                                DECEMBER 31, 1998

--------------------------------------------------------------------------------

                                                               ASSET            ASSET               ASSET
                                           DIVERSIFIED      ALLOCATION        ALLOCATION         ALLOCATION
                                             INCOME        CONSERVATIVE        BALANCED            GROWTH
                                              TRUST          PORTFOLIO         PORTFOLIO          PORTFOLIO

ASSETS
  Investments, at fair value -
    Short-Term Investments                   $     --         $     --         $       --         $       --
    Crown Crafts, Inc.
      Common Stock                                 --               --                 --                 --
    Mutual Funds                               10,884          427,902            823,540          2,383,466
    Participant Loans                              --               --                 --                 --
                                             --------         --------         ----------         ----------
                                               10,884          427,902            823,540          2,383,466

  Receivables -
    Sponsor's Contributions                        --               --                 --                 --
    Participants' Contributions                    --               --                 --                 --
                                             --------         --------         ----------         ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                               $ 10,884         $427,902         $  823,540         $2,383,466
                                             ========         ========         ==========         ==========

                                           INTERNATIONAL                         NEW              STABLE        CROWN CRAFTS,
                                              GROWTH         VOYAGER        OPPORTUNITIES         VALUE             INC.
                                               FUND            FUND              FUND              FUND         COMMON STOCK

ASSETS
  Investments, at fair value -
    Short-Term Investments                   $    --         $     --         $       --         $     --         $ 22,672
    Crown Crafts, Inc.
      Common Stock                                --               --                 --               --          159,548
    Mutual Funds                              30,400           70,863          2,070,803          652,203               --
    Participant Loans                             --               --                 --               --               --
                                             -------         --------         ----------         --------         --------
                                              30,400           70,863          2,070,803          652,203          182,220

  Receivables -
    Sponsor's Contributions                       --               --                 --               --               --
    Participants' Contributions                   --               --                 --               --               --
                                             -------         --------         ----------         --------         --------

NET ASSETS AVAILABLE
  FOR BENEFITS                               $30,400         $ 70,863         $2,070,803         $652,203         $182,220
                                             =======         ========         ==========         ========         ========

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                              WITH FUND INFORMATION

                                DECEMBER 31, 1998

--------------------------------------------------------------------------------

                                           PARTICIPANT
                                              LOANS           OTHER             TOTAL

ASSETS
  Investments, at fair value -
    Short-Term Investments                   $    --         $     --         $   22,672
    Crown Crafts, Inc.
      Common Stock                                --               --            159,548
    Mutual Funds                                  --               --          6,470,061
    Participant Loans                         59,947               --             59,947
                                             -------         --------         ----------
                                              59,947               --          6,712,228

  Receivables -
    Sponsor's Contributions                       --          295,099            295,099
    Participants' Contributions                   --          236,046            236,046
                                             -------         --------         ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                               $59,947         $531,145         $7,243,373
                                             =======         ========         ==========

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                              WITH FUND INFORMATION

                                DECEMBER 31, 1997

--------------------------------------------------------------------------------

                                             AGGRESSIVE       CROWN CRAFTS        LIFE             LIFE
                                               GROWTH             INC.           STAGE I         STAGE II
                                             PORTFOLIO        COMMON STOCK      PORTFOLIO        PORTFOLIO

ASSETS
  Investments, at fair value -
    Short-Term Investments                   $      770         $  2,581         $  3,174         $  3,701
    Crown Crafts, Inc.
      Common Stock                                   --          189,703               --               --
    Mutual Funds                                893,931               --          621,729          608,304
    Participant Loans                                --               --               --               --
                                             ----------         --------         --------         --------
                                                894,701          192,284          624,903          612,005

  Receivables -
    Sponsor's Contributions                      29,269            5,532           27,028           24,957
    Participants' Contributions                  22,851            7,428           28,429           24,532
    Accrued Interest and
      Dividends                                 184,336               20           30,463           28,478
                                             ----------         --------         --------         --------

          Total Assets                        1,131,157          205,264          710,823          689,972

LIABILITIES
  Due to Brokers                                183,306               --           30,426           28,444
                                             ----------         --------         --------         --------

NET ASSETS AVAILABLE
  FOR BENEFITS                               $  947,851         $205,264         $680,397         $661,528
                                             ==========         ========         ========         ========





    The accompanying notes are an integral part of the financial statements.


                                         LIFE             LIFE            STABLE
                                       STAGE III        STAGE IV           VALUE         PARTICIPANT
                                       PORTFOLIO        PORTFOLIO        PORTFOLIO          LOANS              TOTAL

ASSETS
  Investments, at fair value -
    Short-Term Investments              $    461         $  2,665         $  2,710         $     4         $   16,066
    Crown Crafts, Inc.
      Common Stock                            --               --               --              --            189,703
    Mutual Funds                         420,942          261,802          519,135              --          3,325,843
    Participant Loans                         --               --               --          17,655             17,655
                                        --------         --------         --------         -------         ----------
                                         421,403          264,467          521,845          17,659          3,549,267

  Receivables -
    Sponsor's Contributions               12,674            9,514            7,871              --            116,845
    Participants' Contributions           14,391            4,209            7,005              --            108,845
    Accrued Interest and
      Dividends                           18,813           10,904               12              --            273,026
                                        --------         --------         --------         -------         ----------

          Total Assets                   467,281          289,094          536,733          17,659          4,047,983

LIABILITIES
  Due to Brokers                          18,793           10,889               --              --            271,858
                                        --------         --------         --------         -------         ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                          $448,488         $278,205         $536,733         $17,659         $3,776,125
                                        ========         ========         ========         =======         ==========

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1998

--------------------------------------------------------------------------------

                                                           ASSET            ASSET             ASSET
                                      DIVERSIFIED        ALLOCATION       ALLOCATION        ALLOCATION
                                        INCOME          CONSERVATIVE       BALANCED          GROWTH
                                         TRUST           PORTFOLIO        PORTFOLIO         PORTFOLIO

ADDITIONS
  Investment Income -
    Net Appreciation
      (Depreciation) in Fair
      Value of Investments              $    (25)         $ 21,760         $ 89,988         $  314,101
    Interest and Dividends                    24            10,358           14,643             54,302
                                        --------          --------         --------         ----------
                                              (1)           32,118          104,631            368,403
                                        --------          --------         --------         ----------
  Contributions -
    Sponsor's                                 --            15,303           52,480            161,558
    Rollovers                              3,725             7,802            8,357              3,803
    Participants'                          7,160            28,319           58,696            125,836
                                        --------          --------         --------         ----------
                                          10,885            51,424          119,533            291,197
                                        --------          --------         --------         ----------

      Total Additions                     10,884            83,542          224,164            659,600
                                        --------          --------         --------         ----------

DEDUCTIONS
  Benefits Paid to Participants               --                --               --                 --
  Administrative Expenses                     --                --               --                 --
                                        --------          --------         --------         ----------

      Total Deductions                        --                --               --                 --
                                        --------          --------         --------         ----------

NET INCREASE BEFORE
  INTERFUND TRANSFERS                     10,884            83,542          224,164            659,600

  Interfund Transfers                         --           344,360          599,376          1,723,866
                                        --------          --------         --------         ----------

NET INCREASE (DECREASE)                   10,884           427,902          823,540          2,383,466

NET ASSETS AVAILABLE
  FOR BENEFITS
  BEGINNING OF YEAR                           --                --               --                 --
                                        --------          --------         --------         ----------
  END OF YEAR                           $ 10,884          $427,902         $823,540         $2,383,466
                                        ========          ========         ========         ==========





    The accompanying notes are an integral part of the financial statements.

                                     INTERNATIONAL                          NEW              STABLE           AGGRESSIVE
                                        GROWTH          VOYAGER        OPPORTUNITIES          VALUE             GROWTH
                                         FUND             FUND              FUND              FUND            PORTFOLIO

ADDITIONS
  Investment Income -
    Net Appreciation
      (Depreciation) in Fair
      Value of Investments              $   948         $  2,496         $  429,333         $     --         $    41,064
    Interest and Dividends                  487            4,860             64,171            2,179                 866
                                        -------         --------         ----------         --------         -----------
                                          1,435            7,356            493,504            2,179              41,930
                                        -------         --------         ----------         --------         -----------
  Contributions -
    Sponsor's                                --               --             89,404           43,473              52,589
    Rollovers                             6,942            3,640              7,136            6,647              63,788
    Participants'                        22,023           59,867             86,543           48,671             330,776
                                        -------         --------         ----------         --------         -----------
                                         28,965           63,507            183,083           98,791             447,153
                                        -------         --------         ----------         --------         -----------

      Total Additions                    30,400           70,863            676,587          100,970             489,083
                                        -------         --------         ----------         --------         -----------

DEDUCTIONS
  Benefits Paid to Participants              --               --                  3               --             120,929
  Administrative Expenses                    --               --                 --               --               9,029
                                        -------         --------         ----------         --------         -----------

      Total Deductions                       --               --                  3               --             129,958
                                        -------         --------         ----------         --------         -----------

NET INCREASE BEFORE
  INTERFUND TRANSFERS                    30,400           70,863            676,584          100,970             359,125

  Interfund Transfers                        --               --          1,394,219          551,233          (1,306,976)
                                        -------         --------         ----------         --------         -----------

NET INCREASE (DECREASE)                  30,400           70,863          2,070,803          652,203            (947,851)

NET ASSETS AVAILABLE
  FOR BENEFITS
  BEGINNING OF YEAR                          --               --                 --               --             947,851
                                        -------         --------         ----------         --------         -----------
  END OF YEAR                           $30,400         $ 70,863         $2,070,803         $652,203         $        --
                                        =======         ========         ==========         ========         ===========

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1998

--------------------------------------------------------------------------------

                                           CROWN CRAFTS,          LIFE               LIFE               LIFE
                                                INC.             STAGE I           STAGE II           STAGE III
                                           COMMON STOCK         PORTFOLIO          PORTFOLIO          PORTFOLIO

ADDITIONS
  Investment Income -
    Net Appreciation
      (Depreciation) in Fair
      Value of Investments                   $(118,992)         $  45,209          $  49,233          $  28,849
    Interest and Dividends                       2,188              8,870             15,758             14,128
                                             ---------          ---------          ---------          ---------
                                              (116,804)            54,079             64,991             42,977
                                             ---------          ---------          ---------          ---------
  Contributions -
    Sponsor's                                    7,261             33,929             28,533             22,228
    Rollovers                                   14,678             26,393             35,914             15,468
    Participants'                               88,760            196,755            183,394            138,580
                                             ---------          ---------          ---------          ---------
                                               110,699            257,077            247,841            176,276
                                             ---------          ---------          ---------          ---------

      Total Additions                           (6,105)           311,156            312,832            219,253
                                             ---------          ---------          ---------          ---------

DEDUCTIONS
  Benefits Paid to Participants                 37,822             68,323             41,560             26,047
  Administrative Expenses                        1,676              5,930              5,805              3,932
                                             ---------          ---------          ---------          ---------

      Total Deductions                          39,498             74,253             47,365             29,979
                                             ---------          ---------          ---------          ---------

NET INCREASE BEFORE
  INTERFUND TRANSFERS                          (45,603)           236,903            265,467            189,274

  Interfund Transfers                           22,559           (917,300)          (926,995)          (637,762)
                                             ---------          ---------          ---------          ---------

NET INCREASE (DECREASE)                        (23,044)          (680,397)          (661,528)          (448,488)

NET ASSETS AVAILABLE
  FOR BENEFITS
  BEGINNING OF YEAR                            205,264            680,397            661,528            448,488
                                             ---------          ---------          ---------          ---------
  END OF YEAR                                $ 182,220          $      --          $      --          $      --
                                             =========          =========          =========          =========





    The accompanying notes are an integral part of the financial statements.

                                          LIFE               STABLE
                                        STAGE IV             VALUE          PARTICIPANT
                                        PORTFOLIO          PORTFOLIO           LOANS           OTHER              TOTAL

ADDITIONS
  Investment Income -
    Net Appreciation
      (Depreciation) in Fair
      Value of Investments              $  15,242          $  11,071          $    --         $     --         $  930,277
    Interest and Dividends                 10,972              1,314               --               --            205,120
                                        ---------          ---------          -------         --------         ----------
                                           26,214             12,385               --               --          1,135,397
                                        ---------          ---------          -------         --------         ----------
  Contributions -
    Sponsor's                              10,329             23,152               --          295,099            835,338
    Rollovers                              15,263                518               --               --            220,074
    Participants'                          75,348             97,138               --          236,046          1,783,912
                                        ---------          ---------          -------         --------         ----------
                                          100,940            120,808               --          531,145          2,839,324
                                        ---------          ---------          -------         --------         ----------

      Total Additions                     127,154            133,193               --          531,145          3,974,721
                                        ---------          ---------          -------         --------         ----------

DEDUCTIONS
  Benefits Paid to Participants            43,428            136,293               --               --            474,405
  Administrative Expenses                   2,415              4,281               --               --             33,068
                                        ---------          ---------          -------         --------         ----------

      Total Deductions                     45,843            140,574               --               --            507,473
                                        ---------          ---------          -------         --------         ----------

NET INCREASE BEFORE
  INTERFUND TRANSFERS                      81,311             (7,381)              --          531,145          3,467,248

  Interfund Transfers                    (359,516)          (529,352)          42,288               --                 --
                                        ---------          ---------          -------         --------         ----------

NET INCREASE (DECREASE)                  (278,205)          (536,733)          42,288          531,145          3,467,248

NET ASSETS AVAILABLE
  FOR BENEFITS
  BEGINNING OF YEAR                       278,205            536,733           17,659               --          3,776,125
                                        ---------          ---------          -------         --------         ----------
  END OF YEAR                           $      --          $      --          $59,947         $531,145         $7,243,373
                                        =========          =========          =======         ========         ==========

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


PLAN DESCRIPTION

The following description of The Crown Crafts, Inc. 401(k) Retirement Savings Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution retirement savings plan with a cash or deferred arrangement covering substantially all employees of Crown Crafts, Inc. and affiliates (the sponsor) meeting minimum age and service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was established effective January 1, 1996, and initial contributions were made into the trust fund in January, 1996. The Plan was amended on September 22, 1997, to provide for the entry of employees of acquired and affiliated companies.

The Plan allows contributions by participating employees of an amount equal to not less than 1% and not greater than 15% of their eligible compensation. Matching contributions are made at the discretion of the sponsor. The sponsor matches participants' elective contributions at the rate of 100% of the first 2% and 50% of the next 1% of compensation deferred by each participant. The participants direct their elective contributions and related matching contributions to several investment options. All contributions are limited to the maximum amount deductible under the applicable provisions of the Internal Revenue Code of 1986 (the Code).

Each participant's account is credited with the participant's contribution, the sponsor's matching contribution, and earnings thereon less administrative expenses. Each participant has a fully vested, nonforfeitable right to all amounts credited to his account under the elective salary reduction portion of the Plan. Each participant's right in sponsor contributions vests ratably over a five year period. Forfeitures are applied to reduce the sponsor's matching contribution.

Upon service or disability retirement, death or termination, the participant or beneficiary will receive a lump-sum amount equal to the value of the participant's vested account.

Although it has not expressed any intent to do so, the sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

On October 1, 1998, the Plan changed trustees and as of December 31, 1998, it offers participants nine investment options which consist of shares of the sponsor's common stock and eight portfolios of mutual funds managed by Putnam
Investments:

CROWN CRAFTS, INC. COMMON STOCK - Funds are invested in common stock of Crown Crafts, Inc.

PUTNAM DIVERSIFIED INCOME TRUST - Invests in bonds of U.S. and foreign governments and the bonds of U.S. and foreign companies to seek the highest level of current income while preserving capital.

PUTNAM ASSET ALLOCATION: CONSERVATIVE PORTFOLIO - The Fund seeks to maximize investment return while preserving capital by investing approximately 35% of total assets in common stocks of U.S. and foreign companies and the remaining assets in both U.S. and foreign government bonds and corporate bonds.

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


PLAN DESCRIPTION - continued

PUTNAM ASSET ALLOCATION: BALANCED PORTFOLIO - The Fund seeks to maximize investment return by investing approximately 65% of total assets in common stocks of U.S. and foreign companies and the remaining assets in both U.S. and foreign government bonds and corporate bonds.

PUTNAM ASSET ALLOCATION: GROWTH PORTFOLIO - The Fund seeks capital appreciation by investing approximately 80% of total assets in common stocks of U.S. and foreign companies and the remaining assets in both U.S. and foreign government bonds and corporate bonds.

PUTNAM INTERNATIONAL GROWTH FUND - The Fund seeks capital appreciation by investing total assets mainly in the common stocks of medium and large-sized companies in developed countries.

PUTNAM VOYAGER FUND - The Fund seeks capital appreciation by investing total assets in the common stocks of U.S. and foreign companies.

PUTNAM NEW OPPORTUNITIES FUND - Invests primarily in common stocks of companies in particular sectors of the economy and seeks long-term capital appreciation.

PUTNAM STABLE VALUE FUND - The Fund seeks high current income while preserving capital and liquidity by investing total assets primarily in guaranteed investment contracts issued by insurance companies, banks and other financial institutions.

Prior to October 1, 1998, the plan offered participants seven investment options consisting of shares of the sponsor's common stock and six portfolios of mutual funds managed by an investment advisor:

AGGRESSIVE GROWTH PORTFOLIO - Diverse growth-oriented portfolio invested in the stocks of large U.S. companies, small-medium companies and international companies.

LIFE STAGE I PORTFOLIO - Invests in common stock of large U.S. companies, small-medium companies and international companies.

LIFE STAGE II PORTFOLIO - Invests in common stocks and bonds of small, medium and large U.S. and international companies.

LIFE STAGE III PORTFOLIO - Invests in common stock of large U.S. companies, small-medium companies and international companies.

LIFE STAGE IV PORTFOLIO - Invests in medium term bonds and the common stocks of small, medium and large U.S. and international companies.

STABLE VALUE PORTFOLIO - Invests in a mixture of contracts with major banks and insurance companies which, in turn, invest in high grade bonds.

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Plan are as follows:

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The company stock is valued at its quoted market price. Participant loans are valued at cost which approximates par value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF INVESTMENTS - The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

PARTICIPANT LOANS - Participants may borrow from their fund accounts a minimum of $1,000, or such lesser amount as established by the Administrative Committee, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment funds from
(to) Participant Loans. Loan terms range up to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Administrative Committee. Principal and interest are paid ratably through monthly payroll deductions.

RISKS AND UNCERTAINTIES - The Plan provides for various investment options in a combination of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

PAYMENT OF BENEFITS - Benefits are recorded when paid. As of December 31, 1998, $175,890 has been allocated to participants who have elected to withdraw from the Plan but have not been paid.

FORFEITED ACCOUNTS - As of December 31, 1998, forfeited nonvested accounts totaled $0. These accounts are used to reduce future sponsor contributions.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the Administrative Committee to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


TAX STATUS

The Administrative Committee for the sponsor believes the Plan meets the requirements for tax qualification described in Section 401(a) of the Internal Revenue Code of 1986 (the Code). Accordingly, the Plan's related trust is exempt from tax under Section 501(a) of the Code. A favorable determination letter has been received from the Internal Revenue Service on the tax qualification of the Plan as amended through September 22, 1997. Continued qualification of the Plan will depend upon its operation in accordance with applicable requirements of the Code.


INVESTMENTS

The following table presents the fair value of investments as of December 31, 1998 and 1997:

                                                   1998                             1997
                                       NUMBER OF                         NUMBER OF
                                      SHARES/UNITS      FAIR VALUE      SHARES/UNITS     FAIR VALUE

SHORT-TERM INVESTMENTS
  Atlanta Money Market                       --         $       --         16,066         $ 16,066
  TBC Inc. Daily Liquidity Fund          22,672             22,672             --               --
                                                        ----------                        --------

                                                            22,672                          16,066
                                                        ----------                        --------
COMMON STOCKS
  Crown Crafts, Inc.                     25,786            159,548         12,141          189,703
                                                        ----------                        --------

MUTUAL FUNDS
  Diversified Income Trust                  950             10,884             --               --
  Asset Allocation Conservative
    Portfolio                            41,343            427,902             --               --
  Asset Allocation Balanced
    Portfolio                            68,686            823,540             --               --
  Asset Allocation Growth
    Portfolio                           176,684          2,383,466             --               --
  International Growth Fund               1,590             30,400             --               --
  Voyager Fund                            3,311             70,863             --               --

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


INVESTMENTS  - continued

  New Opportunities Fund                36,203         $2,070,803                 --         $       --
  Stable Value Fund                    652,203            652,203                 --                 --
  EuroPacific Growth Fund                   --                 --             10,899            283,584
  Federated Max-Cap Fund                    --                 --             40,879            825,750
  Federated Mini-Cap Fund                   --                 --             11,934            181,875
  Stable Value Fund                         --                 --             27,592            519,135
  Dreyfus MidCap Index Fund                 --                 --              7,375            189,085
  PIMCO Total Return                        --                 --             40,800            432,484
  Twentieth Century Ultra                   --                 --             32,745            893,930
                                                       ----------                            ----------
                                                        6,470,061                             3,325,843
                                                       ----------                            ----------

PARTICIPANT LOANS                                          59,947                                17,655
                                                       ----------                            ----------

                                                       $6,712,228                            $3,549,267
                                                       ==========                            ==========


RELATED PARTY TRANSACTIONS

The Plan sponsor paid $56,824 and $74,315 of administrative expenses incurred by the Plan during 1998 and 1997, respectively.

                             SUPPLEMENTAL SCHEDULES

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              ITEM 27a OF FORM 5500

                                DECEMBER 31, 1998

EMPLOYER IDENTIFICATION NUMBER: 58-0678148                      PLAN NUMBER: 334
--------------------------------------------------------------------------------

                                                                                                                CURRENT
IDENTITY OF ISSUER                      DESCRIPTION OF INVESTMENT                           COST                 VALUE

                                        SHORT-TERM INVESTMENTS

Putnam Investments                      TCB Inc. Daily Liquidity Fund                    $   22,672           $   22,672
                                                                                         ----------           ----------

                                        COMMON STOCKS

Crown Crafts, Inc.                      Common Stock                                        158,443              159,548
                                                                                         ----------           ----------


                                        MUTUAL FUNDS

Putnam Investments                      Putnam Diversified Income Trust                      10,900               10,884
Putnam Investments                      Putnam Asset Allocation:
                                          Conservative Portfolio                            404,946              427,902
Putnam Investments                      Putnam Asset Allocation:
                                          Balanced Portfolio                                732,355              823,540
Putnam Investments                      Putnam Asset Allocation:
                                          Growth Portfolio                                2,179,340            2,383,466
Putnam Investments                      Putnam International Growth Fund                     29,452               30,400
Putnam Investments                      Putnam Voyager Fund                                  68,367               70,863
Putnam Investments                      Putnam New Opportunities Fund                     1,751,448            2,070,803
Putnam Investments                      Putnam Stable Value Fund                            651,007              652,203
                                                                                         ----------           ----------
                                                                                          5,827,815            6,470,061
                                                                                         ----------           ----------


                                        PARTICIPANT LOANS

Participant Loans                       9.5% Notes Receivable
                                          from Participants                                      --               59,947
                                                                                         ----------           ----------



TOTAL INVESTMENTS                                                                        $6,008,930           $6,712,228
                                                                                         ==========           ==========

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                              ITEM 27d OF FORM 5500

                          YEAR ENDED DECEMBER 31, 1998

EMPLOYER IDENTIFICATION NUMBER: 58-0678148                      PLAN NUMBER: 334
--------------------------------------------------------------------------------

                                                                                                    CURRENT VALUE
                                                                                                       OF ASSET        NET
   IDENTITY OF                                            PURCHASE        SELLING        COST OF    ON TRANSACTION     GAIN
 PARTY INVOLVED         DESCRIPTION OF ASSET               PRICE           PRICE          ASSET          DATE         (LOSS)

American Century
  Investments           Twentieth Century Ultra          $  452,000                    $  452,000     $  452,000

American Century
  Investments           Twentieth Century Ultra                         $1,398,822     $1,362,737     $1,398,822     $ 36,085

American Century
  Investments           Twentieth Century Ultra                         $   51,000     $   46,021     $   51,000     $  4,979

The American Funds
  Group                 EuroPacific Growth Fund          $  134,577                    $  134,577     $  134,577

The American Funds
  Group                 EuroPacific Growth Fund                         $  374,018     $  422,554     $  374,018     $(48,536)

Federated Investors     Federated Mini-Cap Fund          $  134,903     $  134,903     $  134,903

Federated Investors     Federated Mini-Cap Fund                         $  264,033     $  310,885     $  264,033     $(46,852)

Federated Investors     Federated Max-Cap Fund           $  353,301                    $  353,301     $  353,301

Federated Investors     Federated Max-Cap Fund                          $  520,136     $  440,693     $  520,136     $ 79,443

Federated Investors     Federated Max-Cap Fund                          $  397,032     $  331,480     $  397,032     $ 65,552

Federated Investors     Federated Max-Cap Fund                          $  320,899     $  268,980     $  320,899     $ 51,919

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                              ITEM 27d OF FORM 5500

                          YEAR ENDED DECEMBER 31, 1998

EMPLOYER IDENTIFICATION NUMBER: 58-0678148                      PLAN NUMBER: 334
--------------------------------------------------------------------------------

                                                                                                     CURRENT VALUE
                                                                                                        OF ASSET       NET
   IDENTITY OF                                                PURCHASE     SELLING       COST OF     ON TRANSACTION    GAIN
 PARTY INVOLVED           DESCRIPTION OF ASSET                 PRICE        PRICE         ASSET           DATE        (LOSS)

PIMCO                     PIMCO Total Return               $   231,982                 $   231,982    $   231,982

PIMCO                     PIMCO Total Return                              $ 259,208    $   247,386    $   259,208    $ 11,822

PIMCO                     PIMCO Total Return                              $ 226,711    $   216,684    $   226,711    $ 10,027

PIMCO                     PIMCO Total Return                              $ 203,423    $   194,958    $   203,423    $  8,465

                          Peoples S&P Midcap Fund          $    57,000                 $    57,000    $    57,000

                          Peoples S&P Midcap Fund                         $ 230,331    $   223,637    $   230,331    $  6,694

Putnam Investments        Putnam Asset Allocation:
                            Balanced Portfolio             $   227,518                 $   227,518     $  227,518

Putnam Investments        Putnam Asset Allocation:
                            Balanced Portfolio             $   335,408                 $   335,408    $   335,408

Putnam Investments        Putnam Asset Allocation:
                            Conservative Portfolio         $   266,136                 $   266,136    $   266,136

Putnam Investments        Putnam Asset Allocation:
                            Growth Portfolio               $ 1,246,963                 $ 1,246,963    $ 1,246,963

Putnam Investments        Putnam Asset Allocation:
                            Growth Portfolio               $   434,426                 $   434,426    $   434,426

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                              ITEM 27d OF FORM 5500

                          YEAR ENDED DECEMBER 31, 1998

EMPLOYER IDENTIFICATION NUMBER: 58-0678148                      PLAN NUMBER: 334
--------------------------------------------------------------------------------


                                                                                                        CURRENT VALUE
                                                                                                           OF ASSET         NET
    IDENTITY OF                                               PURCHASE       SELLING       COST OF      ON TRANSACTION     GAIN
  PARTY INVOLVED         DESCRIPTION OF ASSET                   PRICE         PRICE         ASSET            DATE         (LOSS)

Putnam Investments       Putnam Asset Allocation:
                           Growth Portfolio                  $   332,979                 $   332,979     $   323,979

Putnam Investments       Putnam New Opportunities Fund       $ 1,348,012                 $ 1,348,012     $ 1,348,012

Putnam Investments       Putnam New Opportunities Fund       $   247,641                 $   247,641     $   247,641

Putnam Investments       Stable Value Fund                   $   524,983                 $   524,983     $   524,983

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        CROWN CRAFT, INC. 401(k)
                                        RETIREMENT SAVINGS PLAN


                                        By: /s/ DAVID S. FRASER
                                           -----------------------------------
                                                David S. Fraser


                                        By: /s/ ROGER D. CHITTUM
                                           -----------------------------------
                                                Roger D. Chittum


                                        By: /s/ BONNIE WASDIN
                                           -----------------------------------
                                                Bonnie Wasdin


Date: July 30, 1999                     (Each Member of the Administrative
     -------------------------          Committee appointed under and
                                        Pursuant to the Crown Crafts, Inc.
                                        401(k) Retirement Savings Plan)